Room 4561

September 21, 2007

<u>**Via Facsimile at (908) 212-1757**</u>
James Booth
Chief Executive Officer and President
SoftNet Technology Corp.
485 Route 1 South, Building C, Suite 350A
Iselin, NJ 00830

**Re: SoftNet Technology Corp.
        Preliminary Information Statement on Schedule 14C filed September 12, 2007
        File No. 0-07693**

Dear Mr. Booth:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Information Statement on Schedule 14C</u>

<u>General</u>

1.   We note from footnotes (3), (4) and (7) to your beneficial ownership table that you have included shares of Class A common stock issuable upon conversion of Series A preferred stock in your calculation of beneficial ownership. Given that your Articles of Incorporation do not currently authorize preferred stock and your board of directors has yet to designate the terms of such stock, it is not clear why you believe it is appropriate to include Class A common stock you expect will be

issuable upon conversion of this currently unauthorized and undesignated stock as shares beneficially owned by these stockholders. Please provide us with a detailed analysis as to why this is appropriate or revise your beneficial ownership accordingly.

2.   You state that you have received the consent of a majority of your voting securities to take the corporate actions disclosed in this information statement. Please provide us with a description of the manner in which you sought the consent of the necessary percentage of outstanding shares to approve the actions described in your document. Tell us how many stockholders were contacted as well as the nature of the relationship between those contacted, the company and any affiliates of the company. If the shares of Class common stock underlying the Series A preferred stock are not beneficially owned by Messrs. Booth, Holt, and Remley then does not appear that your officers, directors, and greater than 5% beneficial owners hold greater than 50% of the voting power of your combined classes of securities. Please tell us the manner in which you tabulated the number of shares of Class A common stock consenting to the corporate actions described. Also, provide us with a detailed analysis as to whether such activities constitute a solicitation, and, if so, whether such activities qualify for one of the exemptions to the definition of solicitation set forth in Rule 14a-2 of the Securities Exchange Act of 1934.

Amendments to Articles of Incorporation Authorizing Preferred Stock, page 7

3.   Your disclosure states that at the present time you have no agreements or specific plans with respect to the newly authorized shares of preferred stock. However, this statement seems inconsistent with the disclosure in the footnotes to the beneficial ownership table. If you have plans or agreements to create a certain series of the newly authorized preferred stock, you must provide a materially complete description of those plans or agreements (including a materially complete description of the terms of the Series A preferred stock you intend to issue to certain officers and directors).

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal